                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 14-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Sylvan Learning Systems, Inc.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    871399101
                      (CUSIP Number of Class of Securities)

                                Douglas L. Becker
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          SYLVAN LEARNING SYSTEMS, INC.
                              1000 LANCASTER STREET
                            BALTIMORE, MARYLAND 21202
                                 (410) 843-8000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                            Richard C. Tilghman, Jr.
                        PIPER MARBURY RUDNICK & WOLFE LLP
                                6225 SMITH AVENUE
                         BALTIMORE, MARYLAND 21209-3600
                                 (410) 580-3000

                            CALCULATION OF FILING FEE

      Transaction Valuation*                                Amount of Filing Fee
         $90,000,0000                                            $18,000


* For the purpose of calculating the filing fee only, this amount is based on the purchase of 6,000,000 shares of common stock at the maximum tender offer price of $15.00 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing party:    Not applicable.
Form or Registration No.:    Not applicable.    Date Filed:      Not applicable.

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer          [_] going private transaction
    subject to Rule 14d-1                 subject to Rule 13e-3

[X] issuer tender offer               [_] amendment to Schedule 13D
    subject to Rule 13e-4                 under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]
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     This Tender Offer Statement on Schedule TO relates to the offer by Sylvan
Learning Systems, Inc., a Maryland corporation, to purchase shares of its common stock, $0.01 par value per share. Sylvan is offering to purchase up to 6,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $15.00 nor less than $13.50 per share, net to the seller in cash, without interest. Sylvan's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement dated as of December 18, 1999 between Sylvan and First Union National Bank, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS.

     (a)(1)(i)      Offer to Purchase.

     (a)(1)(ii)     Letter of Transmittal.

     (a)(1)(iii)    Notice of Guaranteed Delivery.

     (a)(1)(iv) Letter to participants in Sylvan's 401(K) Retirement Savings Plan from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated August 10, 2000.

     (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vi)     Letter to Participants in Sylvan's 401(K) Retirement Savings
                    Plan.

     (a)(1)(vii)    Letter to Participants in Sylvan's Employee Stock Purchase
                    Plan.

     (a)(2)         Not applicable.

     (a)(3)         Not applicable.

     (a)(4)         Not applicable.

     (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(5)(iii)    Summary Advertisement dated August 11, 2000.

     (a)(5)(iv)     Press Release dated August 10, 2000.

     (a)(5)(v) Letter to shareholders from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated August 10, 2000.

     (b)            Not applicable.

     (d)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2000                     SYLVAN LEARNING SYSTEMS, INC.

                                             By:    /s/ Douglas L. Becker
                                                --------------------------------
                                            Name:  Douglas L. Becker
                                            Title: Chief Executive Officer
                                                   and Chairman of the Board


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                                  EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION

     (a)(1)(i)      Offer to Purchase.

     (a)(1)(ii)     Letter of Transmittal.

     (a)(1)(iii)    Notice of Guaranteed Delivery.

     (a)(1)(iv) Letter to participants in Sylvan's 401(K) Retirement Savings Plan from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated August 10, 2000.

     (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(vi)     Letter to Participants in Sylvan's 401(K) Retirement Savings
                    Plan.

     (a)(1)(vii)    Letter to Participants in Sylvan's Employee Stock Purchase
                    Plan.

     (a)(2)         Not applicable.

     (a)(3)         Not applicable.

     (a)(4)         Not applicable.

     (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(5)(iii)    Summary Advertisement dated August 11, 2000.

     (a)(5)(iv)     Press Release dated August 10, 2000.

     (a)(5)(v) Letter to shareholders from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated August 10, 2000.

     (b)            Not applicable.

     (d)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.